

Entrée Updates Exploration Results
and 2009 Exploration Programs

Vancouver, B.C., February 25, 2009 - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA – "Entrée" or the "Company") comments on 2008 exploration results and announces 2009 exploration budgets and work programs.

Highlights of 2008 exploration include:

- Discovery of bituminous to anthracite coal on Entrée's 100%-owned Togoot licence in Mongolia;
- Discovery of porphyry copper-gold mineralization on our Lordsburg property, New Mexico;

- Definition of drill-ready porphyry targets on two of the four Empirical properties in New Mexico and Arizona;

- Completion of the first phase geochemical program at Huaixi, China and definition of anomalous values over a 7 km-long trend.

Greg Crowe, President and CEO of Entrée Gold commented, "The discovery of coal on our Togoot license has reinvigorated our exploration efforts on Lookout Hill west. This year's program is designed to expand the known zones of coal mineralization and locate additional targets."

"At our Lordsburg property, we have started a second phase of drilling. The results from Hole 002, drilled in 2008, indentified porphyry-style copper-gold mineralization for the first time in this area. Additional work will be required to better outline the extent and grade of this copper-gold system."

Mongolia

In 2008, several new coal targets were discovered in the northwest portion of the 100%-owned Togoot Licence. These targets lie within stratigraphy believed to be similar to that hosting the Tavaan Tolgoi metallurgical coal deposit. The prospective area comprises some 38.5 square kilometres, and lies approximately 70 km southeast of Tavaan Tolgoi. During 2008, a total of 40 holes totaling 4,979 m were completed on three separate targets. Twelve of the forty holes were abandoned due to difficult drilling conditions.

The main target, Nomkhon Bohr, is a near-surface discovery in a complex geological environment. Although the zone does not crop out on surface, it has been traced by drilling and trenching over a strike length of 1,300 m. Analyses to date indicate the Nomkhon Bohr coal is low- to medium-volatile bituminous to anthracite coal with low sulphur and high ash contents. Coal-bearing horizons in drill holes can be up to 57 m in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 m to 4.35 m. True thicknesses are uncertain due to possible repetition of the host stratigraphy.

The other two coal targets, Coking Flats and Khar Suul, are blind discoveries underlying Cretaceous conglomerates and sandstones which are up to 130 m thick. Coal intercepts are narrower when compared to Nomkhon Bohr. To date, no analytical results have been received for these targets.

On the 100% owned portion of the Shivee Tolgoi Licence, Entrée drilled three holes in 2008. Two holes on the Altan Khulan gold target did not return significant gold assays. One hole on the Tom Bogd copper-molybdenum target was abandoned due to drilling conditions prior to reaching target depth.

Entree has budgeted approximately US$2.6 million for first phase 2009 exploration. Core and reverse-circulation drilling is anticipated to resume in early March 2009 and will focus on continued testing of the Nomkhon Bohr target along strike, and the search for additional targets in the unexplored area to the west.

Mongolian Government Initiatives

An agreement has reportedly been reached between parties negotiating the Oyu Tolgoi Investment Agreement. This agreement is currently being reviewed and considered by the Security Council and Cabinet before being submitted to the Mongolian Parliament for review. The Company continues to monitor developments closely.

USA

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg project in the first half of 2008 to test for buried porphyry-style mineralization. Based on results from these surveys, four widely-spaced diamond drill holes totaling 2,563 m (8,405 ft) were completed to test the principal targets. Hole EG-L-08-002 intersected 310 m of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold. Complete results for EG-L-08-002 are listed in a news release dated January 15, 2009. No significant assays were returned for holes EG-L-001, EG-L-003 and EG-L-004.

Entrée has budgeted approximately US$550,000 for further drill testing of this new discovery. The zone remains open in all directions with the closest drill hole currently located 1.3 km (0.8 miles) to the southeast of EG-L-08-002. The second phase drill program commenced in mid-February.

Geophysical (IP and AMT), geological and geochemical surveys were completed on the Gold Hill, Duncan and Ash Peak porphyry copper targets in Arizona and New Mexico. Based on encouraging results, approximately US$300,000 has been budgeted to drill test Gold Hill and Duncan in the second quarter of 2009. No further work is planned at Ash Peak.

At Bisbee, an approximately 9 line-km test AMT survey budgeted at US$43,000 has recently been completed. The results of the survey will help to define possible drill targets.

China

In late 2008, Entrée completed a property-wide stream sediment survey and a grid-controlled soil geochemical survey over selected areas of the Huaixi property. The surveys highlighted a 7 km long, northwest-trending structural corridor with a strong, multi-element porphyry signature. Approximately US$260,000 has been budgeted in 2009 for in fill geochemistry and geophysical (IP and magnetic) surveys to better define possible drill targets.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and James R. Foster, P.Geo., Entrée's Exploration Manager - Lookout Hill, qualified persons as defined by NI 43-101, supervised the preparation of the technical information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. In North America, the Company is exploring for copper porphyry systems in the southwest USA under agreements with Empirical Discovery LLC.

The Company is a large landholder in Mongolia, where it holds three exploration licenses that comprise the 179,590-hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

The Company continues to explore its large landholdings in Mongolia as well, including the coal discovery Nomkhon Bohr. Entrée is also evaluating new opportunities throughout the region and elsewhere in Asia. Entrée is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$50 million, the Company is well funded for future activities.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Mona Forster, VP & Corporate Secretary
Entrée Gold Inc.
Tel: 604-687-4777
E-mail: mforster@entreegold.com

Primoris Group
Tel: 866-368-7330
Email: info@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.